

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Synergy Advisors Group, LLC dba Synergy Advisors, LLC

We have audited the accompanying statement of financial condition of Synergy Advisors Group, LLC dba Synergy Advisors, LLC as of December 31, 2015, and the related notes (the "financial statements"). This financial statement is the responsibility of Synergy Advisors Group, LLC dba Synergy Advisors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Synergy Advisors Group, LLC dba Synergy Advisors, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 22, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
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